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                                                                     EXHIBIT 2.3


                                ROYALTY AGREEMENT

         THIS AGREEMENT ("Agreement") is made as of May 31, 2002 (the "Effective Date"), by and between Agilisys, Inc., a company organized under the laws of Delaware ("Agilisys"), and Systems & Computer Technology Corporation, a Delaware corporation ("SCT").

         WHEREAS, the execution and delivery of this Agreement is a condition to the consummation of the transactions contemplated by that certain Asset Purchase Agreement, dated as of April 10, 2002, by and between Agilisys International Limited (f/k/a High Process Technology, Inc.) a company organized under the laws of the Cayman Islands ("Parent"), and SCT (the "Purchase Agreement").

         1. Definitions.

         For purposes of this Agreement, except where the context clearly indicates otherwise, the following terms shall have the meanings set forth below. All other capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Purchase Agreement.

         "Cumulative Royalty Target" means:

                                Year One          Year Two        Year Three
                                --------          --------        ----------
Cumulative Royalty Target         $42.0             $87.0           $135.0
   (in millions of dollars)

         "GAAP" means generally accepted accounting principles in the United States of America, as promulgated by the American Institute of Certified Public Accountants and its committees, as in effect from time to time.

         "Net Sales" means, with respect to any Relevant Year, the aggregate sales to third parties of (i) products and services currently marketed by the Division and (ii) products and services developed from Division Intellectual Property acquired pursuant to the Purchase Agreement, in each case reduced by returns, credits, pricing allowances and discounts, and in each case as determined in accordance with GAAP; provided that, for avoidance of doubt, Net Sales will not include (A) any sales of products or services related to the sale or distribution of any Arcian/Relationship Network Management products or services or any other products or services distributed pursuant to the Distribution Agreement or (B) any sales relating to any products acquired after the Closing Date in any business combination transaction of any kind or nature. Net Sales will be reduced, in each Relevant Year by all bad debt expense in excess of $1,000,000 relating to such Net Sales.

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         "Relevant Year" means each of Year One, Year Two and Year Three.

         "Year One" means the 12 month period commencing on the Effective Date and ending on the first anniversary of the Effective Date.

         "Year One Net Sales" means Parent's and its controlled Affiliates' Net Sales for Year One.

         "Year Three" means the 12 month period commencing on the date immediately following the second anniversary of the Effective Date and ending on the third anniversary of the Effective Date.

         "Year Three Cumulative Net Sales" means Parent's and its controlled Affiliates' Net Sales for Year One, Year Two and Year Three.

         "Year Two" means the 12 month period commencing on the day immediately following the first anniversary of the Effective Date and ending on the second anniversary of the Effective Date.

         "Year Two Cumulative Net Sales" means Parent's and its controlled Affiliates' Net Sales for Year One and Year Two.

         2. Royalty Provisions.

            (a) Annual Statement. Not later than 120 days after the end of each Relevant Year, Agilisys shall furnish to SCT a written statement accounting for all Net Sales of Parent and its controlled Affiliates for each Relevant Year (including, in Year Two and Year Three, as applicable, Year Two Cumulative Sales and Year Three Cumulative Sales), including an analysis of the calculation of such Net Sales in accordance with this Agreement, together with payment of all royalties due on account computed in accordance with the terms of this Agreement. Such annual statement of Net Sales shall be certified as true and correct by the Chief Financial Officer of Agilisys.

            (b) Year One Royalty Payment. If Year One Net Sales reflected on the statement of Net Sales delivered pursuant to Section 2(a) above exceeds the Year One Cumulative Royalty Target, then contemporaneously with such delivery Agilisys shall pay to SCT an amount equal to the lesser of (i) the product of 20% of such excess and (ii) $1,000,000.

            (c) Year Two Royalty Payment. If Year Two Cumulative Net Sales reflected on the statement of Net Sales delivered pursuant to Section 2(a) above exceeds the Year Two Cumulative Royalty Target, then Agilisys shall pay to SCT contemporaneously with such delivery an amount equal to the lesser of (i) (A) the product of 20% of such excess less (B) the amount of any royalty payment made pursuant to Section 2(b) above and (ii) $1,000,000. If the calculation in clause (i) of the immediately preceding sentence results in a negative number, then the amount derived from such calculation shall be deemed to be zero.


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            (d) Year Three Royalty Payment. If Year Three Cumulative Net Sales
reflected on the statement of Net Sales delivered pursuant to Section 2(a) above exceeds the Year Three Cumulative Royalty Target, then Agilisys shall pay to SCT contemporaneously with such delivery an amount equal to the lesser of (i) (A) the product of 20% of such excess less (B) the sum of any royalty payments made pursuant to Section 2(b) and Section 2(c) above and (ii) (A) $3,000,000 less (B) the sum of any royalty payments made pursuant to Section 2(b) and Section 2(c) above. If the calculation in clause (i) of the immediately preceding sentence results in a negative number, then the amount derived from such calculation shall be deemed to be zero.

            (e) All payments, if any, due to SCT under this Agreement will be made by Agilisys, when due, in immediately available funds and in United States currency.

            (f) Notwithstanding any provision in this Agreement to the contrary, in no event will Agilisys be obligated to make royalty payments pursuant to this Agreement in excess of $3,000,000 in the aggregate.

            (g) SCT shall have the right to audit upon reasonable advance notice and in accordance with the terms hereof, solely through either KPMG Peat Marwick or Deloitte & Touche (as selected by SCT, the "Firm") and in a manner which will not unreasonably interfere with the conduct of Parent's or its controlled Affiliates' businesses, the applicable records of Parent and its controlled Affiliates under customary and reasonable confidentiality and indemnity obligations (to be given by such Firm in favor of Parent) to confirm that proper royalty payments have been made under the terms of this Agreement. If underpayments of more than 10% are finally determined, Agilisys shall pay the reasonable out-of-pocket expenses incurred by the Firm to conduct such audit. The Firm will only report to SCT the minimum data necessary for SCT to confirm or refute Agilisys's statement of Net Sales delivered pursuant to Section 2(a). SCT may not audit more than once annually, only with respect to the preceding Relevant Year, and such right must be exercised, if at all, not later than 120 days following the completion of the Relevant Year.

         3. Event of Adjustment. During the term of this Agreement, if Parent and its controlled Affiliates sell or otherwise dispose of (in any single transaction or series of transactions) any assets or product lines (excluding sales of inventory and other sales in the ordinary course of business) accounting for five percent (5%) or more but less than or equal to fifty percent (50%) of Net Sales during the trailing twelve month period immediately prior to any such sale or disposition, then SCT and Agilisys will negotiate and mutually agree upon an equitable reduction (taking into account all relevant factors) to any of the remaining prospective Cumulative Royalty Targets.

         4. Miscellaneous.

            (a) The notice provisions of Section 9.5 of the Purchase Agreement are hereby incorporated by reference as if fully set forth herein.


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            (b) Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior arrangements, agreements or understandings with respect thereto, whether written or oral.

            (c) Descriptive Headings; Interpretation. The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, the singular form of nouns, pronouns and verbs shall include the plural and vice versa, and the words "include" and "including" shall be deemed in all instances to be followed by the words "without limitation".

            (d) No Agency. This Agreement shall not be so construed as to constitute either party as the agent or representative of the other party for any purpose whatsoever, and each party agrees that it has no authority to assume or to incur any obligation or responsibility, expressed or implied, for, or on behalf of, or in the name of, the other party, or to bind, or attempt to bind, the other party in any manner or thing whatsoever.

            (e) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (other than the choice of law principles thereof). Any action, suit or other proceeding initiated by either party under or in connection with this Agreement may be brought in any Federal or state court in the State of New York, as the party bringing such action, suit or proceeding shall elect, having jurisdiction over the subject matter thereof.

            (f) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. During the term of this Agreement, if Parent and its controlled Affiliates sell or otherwise dispose of (in any single transaction or series of transactions) assets or product lines (excluding sales of inventory and other sales in the ordinary course of business) accounting for more than fifty percent (50%) of Net Sales during the trailing twelve month period immediately prior to any such sale or disposition, then Agilisys shall cause such purchaser of such assets or product lines to assume each of Agilisys's then remaining obligations under this Agreement.

            (g) Waivers and Amendments. Any waiver of any term or condition of this Agreement, or any amendment or supplementation of this Agreement, shall be effective only if in writing and signed by the parties hereto. A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit or waive a party's rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Agreement.

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            (h) Severability. If any term or provision of this Agreement shall, in any jurisdiction, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable such term or provision in any other jurisdiction, or affecting any other provision of this Agreement.

            (i) Counterparts. This Agreement may be executed in counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. Facsimile signatures shall be treated as if they were originals.

            (j) No Other Rights. This Agreement contains no other grant of rights, express or implied, by either party, and neither party shall have any rights, except to the extent expressly set forth in this Agreement.


                                    * * * * *


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                   IN WITNESS WHEREOF, the undersigned have executed and
delivered this Agreement as of the date first written above.



                             AGILISYS, INC.

                             By:      /s/ C. James Schaper
                                      ---------------------------------
                             Its:     Chief Executive Officer
                                      ---------------------------------


                             SYSTEMS & COMPUTER TECHNOLOGY CORPORATION

                             By:      /s/ Richard A. Blumenthal
                                      ---------------------------------
                             Its:     Sr. Vice President and
                                      General Counsel
                                      ---------------------------------


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